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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                        For the month of November, 2000
                                         --------------


                                  AMVESCAP PLC
                -----------------------------------------------
                (Translation of registrant's name into English)


                 11 DEVONSHIRE SQUARE, LONDON EC2M 4YR, ENGLAND
                 ----------------------------------------------
                    (Address of principal executive offices)


[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                Form 20-F     X             Form 40-F
                           -------                      -------


[Indicate by check mark whether registrant by furnishing the Information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                 Yes                         No     X
                       -------                   -------


[If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b): 82-    N/A
                                      ------------


Description of document filed:  RULE 8 DISCLOSURE
                                -----------------

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AMVESCAP PLC
080364
IMMEDIATE RELEASE  2 NOVEMBER 2000
PLEASE CONFIRM RELEASE
ANGELA TULLY  TEL: 020 7454 3652

                                                                   FORM 8.1/8.3

Lodged with Company Announcements Office (which will publicise and copy to the Panel). Use separate form for each class of securities in which dealings have been made.

                       Date of disclosure 2 NOVEMBER 2000

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) AND 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing   1 NOVEMBER 2000

Dealing in .............. AMVESCAP .............(name of company)

(1)   Class of securities (e.g. ordinary shares) ORDINARY 25P SHARES

(2)   Amount bought       Amount sold        Price per unit
           -                36,000      (pound sterling)16.057111

(3)   Resultant total of the same class owned or controlled
      (and percentage of class) ....... 486,861* ....... (0.07%)

(4)   Party making disclosure ........ AMVESCAP PLC ............

(5)   EITHER     (a)   Name of purchaser/vendor (Note 1)  STUART COCO

      OR         (b)   If dealing for discretionary client(s), name of
                       fund management organisation

         ..............................................................

(6)   Reason for disclosure (Note 2)
      (a)   associate of     (i)   offeror (Note 3)         YES
                            (ii)   offeree company          NO

      Specify which category or categories of
      associate (1-8 overleaf) ............ 6 AND 8 ...................

      If category (8), explain ... MR. COCO IS A PARTY TO A VOTING AGREEMENT ENTERED INTO PURSUANT TO THE MERGER WITH AIM AS A RESULT OF THIS TRANSACTION THE CONCERT PARTY HOLDS 150,133,460* (21.54%).

      (b) Rule 8.3 (i.e. disclosure because of ownership    YES
          or control of 1% or more of the class of relevant securities dealt in)

Signed, for and on behalf of the party named in (4) above   A. TULLY

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(Also print name of signatory) ........ANGELA TULLY.......................

      Telephone and extension number 020 7454 3652 .......................

                       ----------------------------------

Note 1 Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, e.g. where an owner normally acts on instructions of a controller.
Note 2 Disclosure might be made for more than one reason; if so, state all reasons.
Note 3     Specify which offeror if there is more than one.
Note 4 When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.
Note 5 It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.
Note 6 In the case of an average price bargain, each underlying trade should be disclosed.



For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Tel. No. 020 7382 9026.

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                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                 AMVESCAP PLC
                                        ------------------------------
                                                 (Registrant)

Date  2 November, 2000                  By  /s/ ANGELA TULLY
      ----------------                     ---------------------------
                                                   (Signature)

                                             Angela Tully
                                             Assistant Company Secretary